TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (audited)
Exhibit to the December 31, 2019 Consolidated Financial Statements of TC Energy Corporation
December 31, 2019

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended December 31, 2019 and are based on audited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

December 31, 2019

Earnings coverage on long-term debt and current liabilities	2.7 times

Earnings coverage on long-term debt and
current liabilities excluding loss on U.S. Northeast power marketing contracts and net loss on the sale of assets during the twelve-month period ended December 31, 2019
2.8 times*

The Corporation’s interest obligations for the twelve-month period ended December 31, 2019 amounted to approximately $2.628 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $7.201 billion for the twelve-month period ended December 31, 2019, which is 2.7 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended December 31, 2019 amounted to approximately $2.628 billion. The Corporation’s earnings before interest expense and income taxes, excluding loss on U.S. Northeast power marketing contracts and net loss on the sale of assets totalling $0.129 billion, amounted to approximately $7.330 billion for the twelve-month period ended December 31, 2019, which is 2.8 times the Corporation’s interest requirements for that period.